UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Forward Air Corporation
2.	Name of Person Relying on Exemption: Ancora Alternatives LLC
3.	Address of Person Relying on the Exemption: C/O ANCORA HOLDINGS GROUP, LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124
4.	Written Material. The following written materials are attached: Press Release, dated May 7, 2025.

* * *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Ancora Alternatives LLC (together with its affiliates, “Ancora”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ancora.

PLEASE NOTE: Ancora is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Ancora Issues Letter to Forward Air Shareholders Regarding the Need to Vote AGAINST Three Unfit Legacy Directors at 2025 Annual Meeting

Announces Intent to Vote AGAINST Chairman George S. Mayes, Jr., Director Javier Polit and Director Laurie A. Tucker

Believes These Directors Cannot be Trusted to Support a Credible Strategic Review Given Their Egregious M&A Records – Including on the Omni Acquisition – and Histories of Presiding Over Massive Value Destruction

Contends the Board’s Conscious Flip-Flopping on Applicability of the Tennessee Business Combination Act is Clear Evidence of Entrenchment

Warns the Board Against Continuing to Drag its Feet and Attempting to Self-Sabotage the Strategic Review

CLEVELAND--(BUSINESS WIRE)--Ancora Holdings Group, LLC (together with its affiliates, “Ancora” or “we”) today issued the below letter to shareholders of Forward Air Corporation (NASDAQ: FWRD) (“Forward Air” or the “Company”) outlining its reasons why shareholders should join Ancora in voting AGAINST three current members of the Board of Directors (the “Board”) at the 2025 Annual Meeting of Shareholders (the “Annual Meeting”): Chairman George S. Mayes, Jr., Director Javier Polit and Director Laurie A. Tucker. Ancora maintains that these directors, who supported Forward Air’s disastrous acquisition of Omni Logistics, LLC (“Omni”) in 2023 and then resisted public calls from several shareholders to run a strategic review in 2024, cannot be trusted to oversee a credible process that results in a value-maximizing outcome for shareholders.

***

Fellow Shareholders,

Ancora, which first invested in Forward Air in 2020, currently has an approximately 4.1% stake and is a top 10 shareholder of the Company. We have a long history of engaging with Forward Air’s leadership to deliver value-enhancing suggestions pertaining to capital allocation, corporate governance, operations and strategy. Within a year of our initial campaign – which resulted in a refresh of the Board and stronger financial and operational discipline – the Company’s shares rose significantly and reached an all-time high of more than $121 in January 2022.1 Unfortunately, the Board’s debt-fueled acquisition of Omni and evident resistance to running a credible strategic review of sale options have been the primary catalysts of tremendous value destruction. Today, Forward Air’s shares trade at just $16.75.2

1 Closing price as of January 4, 2022 was $121.98.

2 Closing price as of May 6, 2025.

Shareholders will recall that the Board only launched the long overdue review of strategic alternatives in January 2025 following a disclosure of interest from a potential acquirer and several months after public urging from multiple large, independent shareholders.3 The Board’s timing leads us to ask if it disingenuously announced a strategic review just one month ahead of the nomination window for the 2025 Annual Meeting in order to stave off an election contest? It certainly seems that way to us.

In the four months since its announcement, the Board has moved alarmingly slowly, causing us to become deeply troubled by its apparent inability or unwillingness to advance shareholders’ best interests. We fear that the Board has not even entered into non-disclosure agreements with any interested parties as of the date of this letter.

As such, we plan to send the Board a clear message that the status quo is unacceptable in light of the significant value that has been destroyed and the time-sensitive opportunity currently in front of Forward Air.

Ancora is voting “AGAINST” the following long-serving Board members at the 2025 Annual Meeting: Chairman George S. Mayes, Jr., Director Javier Polit and Director Laurie A. Tucker.

Given that Forward Air has a clear resignation policy for directors who receive more votes “against” their election than votes “for” their election, we feel this is the right step to take in order to obtain accountability and deliver a strong mandate to the remaining Board members.

In our view, these three targeted directors cannot be trusted to oversee the Company’s current strategic review based on their history of inaction, failed oversight and highly problematic decisions related to transactions:

1.	Each of the targeted directors was on the Board when it decided to pursue the Omni acquisition in August 2023 and bears responsibility for the disastrous deal. The Omni transaction was egregious for Forward Air shareholders from the beginning, as evidenced by the fact that it was intentionally structured to avoid a pre-closing shareholder vote, was funded by a whopping $1.85 billion in debt and effectively coerced shareholders to vote for their own dilution. The deal incurred substantial earnings quality risk and introduced significant potential competitive disadvantages for the Company’s core domestic freight forwarding customers. Post-closing, the acquisition resulted in the addition of four Omni-designated directors to the combined Company’s Board and cemented an approximately 38% voting block that is contractually required to vote in favor of directors nominated by the Board.[4] As a leading independent proxy advisor noted, with the Omni transaction, Forward Air has “[joined] the ranks of acquirers that remain public with a substantial overhang on shares and under a cloud of poor governance.”[5] While the Board has replaced the Company’s CEO and tinkered with its composition, this does not absolve the targeted directors, who have stood by while shareholder value has been destroyed.

3 Irenic Capital Management, L.P.’s letter to the Board was reported by The Wall Street Journal on May 28, 2024 (https://www.wsj.com/business/logistics/activist-investor-irenic-builds-stake-in-forward-air-f2d213de). Clearlake Capital Group, LP filed a Schedule 13D on August 14, 2024 (https://www.sec.gov/Archives/edgar/data/912728/000114036124037374/ef20032426_sc13d.htm). Ancora issued an open letter to the Board on August 20, 2024 (https://businesswire.com/news/home/20240820689918/en/Ancora-Issues-Letter-to-Forward-Air-Corporations-Board-of-Directors-Regarding-the-Need-to-Initiate-a-Strategic-Review-Based-on-Acquirer-Interest). Alta Fox Capital Management, LLC issued an open letter to the Board on October 7, 2024 (https://businesswire.com/news/home/20241007028837/en/Alta-Fox-Calls-for-Immediate-Strategic-Review-at-Forward-Air-Corporation).

4 Revised deal terms reduced the equity dilution to approximately 35.5% at closing.

5 Institutional Shareholder Services Inc. (“ISS”) report dated September 22, 2023. Permission to quote ISS was neither sought nor obtained.

2.	The targeted directors have overseen years of massive value destruction. Under the stewardship of the targeted directors, Forward Air has delivered negative total returns and significantly underperformed relevant indexes. The evidence suggests shareholders can expect lasting damage should these directors remain in their seats.

Total Shareholder Returns Under the Targeted Directors[6]
	George S. Mayes, Jr. (4+ Years)	Javier Polit (4+ Years)	Laurie A. Tucker (5+ Years)
Forward Air	(81.5%)	(81.5%)	(73.0%)
S&P 500 Index	51.4%	51.4%	105.8%
Russell 2000 Index	(10.2%)	(10.2%)	39.2%
S&P 500 Air Freight & Logistics Index	(20.7%)	(20.7%)	19.9%
Forward Air vs. S&P 500 Index	(132.9%)	(132.9%)	(178.8%)
Forward Air vs. Russell 2000 Index	(71.3%)	(71.3%)	(112.2%)
Forward Air vs. S&P 500 Air Freight & Logistics Index	(60.8%)	(60.8%)	(92.9%)

3.	The Board appears to be slow-walking the Company’s sale process. In October 2024, the press reported that Forward Air retained investment bankers to lead a strategic review.[7] To avoid interfering with the sale process, we chose not to nominate new director candidates for election to the Board this year. However, the Board has demonstrated an alarming lack of urgency in pursuing a sale – and the Company’s stock has suffered for it. It took the Board three months after hiring bankers to even announce a formal sale process. Since October, Forward Air’s stock has declined by more than 58% as the Board has not reported any meaningful progress.[8] We have serious concerns about the ability of the targeted directors to oversee the Company’s strategic review in light of their shared history of poor decisions on transactions. The Board cannot ignore the feedback of its shareholder base, which has been vocal about the need for a transaction – especially in the absence of a standalone plan that will reverse the Company’s value destruction.

6 FactSet. Data as of May 6, 2025. George S. Mayes, Jr. and Javier Polit joined the Board on March 15, 2021, while Laurie A. Tucker was appointed to the Board effective October 22, 2019.

7 FreightWaves article dated October 17, 2024 (https://www.freightwaves.com/news/forward-air-retains-investment-bankers-to-sell-company-sources-say).

8 On October 17, 2024, the date of the FreightWaves report, the Company’s stock closed at $40.16. On May 6, 2025, the Company’s stock closed at $16.75.

Forward Air’s balance sheet and leverage profile is an acute concern, with significantly greater debt than historical levels and industry norms. Further, the Company has materially underperformed its deleveraging targets following the consummation of the Omni transaction, which has resulted in multiple covenant breaches that had to be rectified with material credit amendments. The longer inaction persists, the more likely it becomes that Forward Air encounters further distress and negative financial and operational outcomes. This leaves shareholders in a precarious position, as we are the ones responsible for bearing the cost of the Board’s inaction.

We continue to believe that the private market is the best place for Forward Air to fix its balance sheet issues, improve operations and profitability, and serve customers and other stakeholders. We also expect a sale to deliver a meaningful premium relative to the Company’s current share price, while eliminating further risk for long-suffering shareholders. Simply put, we see no reason why the Board should not continue down this path and expedite its sale process – especially since Forward Air already has multiple private equity firms in its shareholder base.

4.	We believe the Board’s transparent flip-flop regarding the applicability of the Tennessee Business Combination Act last year was an unconscionable entrenchment maneuver. If the Board’s decision did not stem from a focus on self-preservation and prolonging a standalone existence for Forward Air, then the directors are just lacking the competence and knowledge to serve as fiduciaries. We would welcome the opportunity to be proven wrong if the Board could address the following:

•	How could the Board possibly determine in May 2024, just a week after a potential friendly acquirer filed a Schedule 13G disclosing holdings of more than 10% of the Company’s shares, that the Tennessee Business Combination Act was all of a sudden applicable at Forward Air? The Company had been disclosing the exact opposite in public filings for many years: “We have elected to not be subject to the Tennessee Business Combination Act.”

•	If the Company needed to reincorporate in Delaware to ensure a comprehensive strategic review, why didn’t the Board move quickly to call a special meeting months ago for the purpose of reincorporating or hold its 2025 Annual Meeting in a more timely manner? We note that, historically, Forward Air has held its annual meetings in early May.

•	Why did the Board wait several months to announce a strategic review, despite vocal suggestions to explore a sale from approximately 25% of the Company’s shareholder base?

•	Why did Forward Air wait several months to announce a strategic review, even though the Company’s share price appreciation clearly reflected shareholders’ enthusiasm for a sale?

•	How can Mr. Mayes, Mr. Polit and Ms. Tucker be trusted to evaluate sale options after they bet the house on the enormously value-destructive acquisition of Omni?

•	Importantly, why should Forward Air shareholders entrust these three individuals to determine fair value for the Company after approving the value-destructive Omni transaction? These three directors may be more concerned about personal liability than maximizing value for shareholders.

Should the Board continue trying to buy itself another year of life at shareholders’ expense, we hope each of these incumbent directors are held accountable at the upcoming Annual Meeting. It is time for the entire Board to recognize that shareholders will not tolerate more episodes of avoidable value destruction at Forward Air. One way or another, change is coming to the Company.

Sincerely,

Fredrick D. DiSanto Chairman and Chief Executive Officer Ancora Holdings Group, LLC	James Chadwick President Ancora Alternatives LLC

About Ancora

Founded in 2003, Ancora Holdings Group, LLC offers integrated investment advisory, wealth management, retirement plan services and insurance solutions to individuals and institutions across the United States. The firm is a long-term supporter of union labor and has a history of working with union groups and public pension plans to deliver long-term value. Ancora’s comprehensive service offering is complemented by a dedicated team that has the breadth of expertise and operational structure of a global institution, with the responsiveness and flexibility of a boutique firm. Ancora Alternatives is the alternative asset management division of Ancora Holdings Group, investing across three primary strategies: activism, multi-strategy and commodities. For more information about Ancora Alternatives, please visit www.ancoraalts.com.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. ANCORA IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. ANCORA IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

Longacre Square Partners LLC

Greg Marose / Bela Kirpalani, 646-386-0091

gmarose@longacresquare.com / bkirpalani@longacresquare.com

Saratoga Proxy Consulting LLC

John Ferguson / Joseph Mills, 212-257-1311

info@saratogaproxy.com